

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 8, 2008

<u>Via U.S. Mail</u>

Fitra Iriani
Chairman and Chief Executive Officer
FormulaWon, Inc.
2800 Neilson Way #910
Santa Monica, CA 90405

Re: FormulaWon, Inc.
Registration Statement on Form S-1
Filed April 24, 2008
File No. 333-150424

Dear Ms. Iriani,

        This is to advise you that we have performed a limited review of the above
registration statement and have the following comment. We will not conduct any further
review of the registration statement, except for any amendments you file in response to our
comment.

<u>General</u>

Please revise the disclosure at each relevant place in the filing to provide the basis for
setting the share price in this offering at $.05. Your explanation should address the fact
that the $.05 per share price was the original price paid by selling shareholders and discuss
the fact that this prohibits them from making any profit on sales unless and until there is an
active trading market. Alternately, increase the fixed price and pay the additional filing
fee.

* * * * *

        As appropriate, please amend the registration statement in response to this
comment. You may wish to provide us with marked copies of the amendment to expedite
our review. Please furnish a cover letter with your amendment that keys your responses to
our comment and provides any requested supplemental information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact me at (202) 551-3412 with any other questions.

Regards,

Amanda McManus
Branch Chief - Legal

cc: Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP
        via facsimile: (732) 577-1188